Via EDGAR

United State Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Attn:                    Jill Davis

Jonathan Duersch

Division of Corporate Finance

Re:  MarkWest Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed June 24, 2005

Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005

Filed June 24, 2005 and August 9, 2005

Response Letter Dated September 15, 2005

File No. 0-21956

Dear Ms. Davis and Mr. Duersch:

On behalf of MarkWest Energy Partners, L.P. (“MarkWest,” the “Partnership,” “we,” or “our”) and in response to the Securities and Exchange Commission’s (the “Commission”) staff’s (the “Staff”) October 7, 2005 letter addressed to the undersigned (the “Letter”), we are responding below to the Staff’s comments with respect to MarkWest’s Form 10-K for the period ended December 31, 2004 filed with the Commission on June 24, 2005 and MarkWest’s Form 10-Qs for the periods ending March 31, 2005 and June 30, 2005 (collectively, the “Periodic Reports”).  Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Overview of the Industry and Our Business, page 9

1.                                      Comment:  We note your response to prior comment one indicating that your gross margin measure excludes costs, such as depreciation and amortization, typically attributable to gross margin measures presented under GAAP.  Therefore, it appears that this measure is a non-GAAP financial measure.  As such, we believe you will need to remove this measure or change its title so it is not confused with gross margin as calculated on a GAAP basis.  In the event you modify the title of this measure, please provide reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP and all other disclosures required by Item 10(e) of Regulation S-K.

Response:  In future filings, we will refer to the term “net operating margin” (a non-GAAP measure) to indicate a term used by management to describe a measure of performance.  This measure is calculated by starting with net income from operations (under GAAP), plus facility costs, plus selling, general and administrative expense, plus depreciation, plus amortization, plus impairments, plus accretion of asset retirement obligation.  These are the only reconciling items between the GAAP measure “ operating income” and management’s non-GAAP measure of “net operating margin.”  As well, future filings will provide reconciliation between these measures to specifically outline the adjusting items in accordance with Regulation G as illustrated in the table below.

	Form 10-K	Form 10-Q	Form 10-Q
	FYE 12/31/2004	FQE 3/31/2005	FQE 6/30/2005

Revenues	$301,314	$89,637	$102,960

Purchased Product Costs	211,534	60,785	73,862

Net Operating Margin	$89,780	$28,852	$29,098

Facility Expenses	29,911	9,331	11,360
Selling, general and administrative expenses	16,133	4,639	6,311
Depreciation	15,556	4,326	4,576
Amortization of intangible assets	3,640	2,095	2,095
Impairments	130
Accretion of asset retirement obligation	13	10	9

Operating income	$24,397	$8,451	$4,747

Financial Statements

Note 2, Summary of Significant Accounting Policies, page 72

Basis of Presentation, page 72

2.                                      Comment:  We have reviewed your response to prior comment number two and your proposed disclosure.  Please expand your accounting policy with respect to equity method investments to disclose how you evaluate and measure your equity method investments for impairment.  Refer to APBO No. 18.

Response:  The Partnership will revise future filings to include a description of the principles under which we determine whether an entity is consolidated and how we evaluate and measure our equity method investments for impairment.  Specifically, we will add the following disclosure to the description of our accounting policies:

The Partnership’s consolidated financial statements include the accounts of all majority-owned or controlled subsidiaries.  Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. The Partnership continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary.  The

Partnership’s accounting policy requires it to evaluate operating losses (if any), credit defaults and other factors that may be indicative of a decrease in value of the investment that may have occurred which is other than temporary.  The primary factors the Partnership considers in its determination of an impairment that is other than temporary are the length of time that the fair value of the investment is below the Partnership’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Partnership considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; and the Partnership’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.  The Partnership evaluates fair value based on specific information (valuation methodologies, financial statements, estimates of appraisals, etc.). Due to a lack of a public market price for the Partnership’s current investments, it uses its best estimates and assumptions to arrive at the estimated fair value of such investment. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value.  The Partnership’s assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Partnership’s estimates and judgments.

Note 6, Intangible Assets Subject to Amortization, page 82

3.                                      Comment:  We note that your response to prior comment six indicated that your customer contracts have lives of 5 to 10 years with an automatic one-year extension.  Please tell us what evidence you have regarding historical renewals with these customers, if any.  Additionally, clarify whether there is any agreement or clause in the existing contracts supporting renewal beyond the automatic one-year extension.  Submit to us a schedule showing each customer, the contractual term, renewal right and a brief description of the history you have of renewing contracts with each of your customers.

Response:  The East Texas System was initially constructed in 1997.  Since then, we have developed long-term relationships with twenty different customers and currently have thirty-five contracts in place.  Since our acquisition of East Texas in the third quarter of 2004, the vast majority of the customer contracts that have come up for renewal have been renewed.  Those contracts not renewed represented less than five percent of volumes then flowing on our system.  As shown on the detailed schedule attached (Attachment 1), customer contracts have been extended or renewed 21 times.  All customer contracts within the East Texas System have renewal clauses or evergreen provisions that provide that the contracts will continue in effect until or unless either party gives written notice of termination.

Two customers, with a total of seven contracts, make up over 60% of the current volume under contract within the East Texas System.  Of those seven contracts, two of the contracts expired in 2005 and were renewed until April 30, 2015.  Another three contracts expire in 2014 and also have evergreen clauses.  Finally, two contracts have expiration dates in 2015 and contain evergreen clauses.

Part of the uniqueness and competitive advantage of the Carthage gas system and processing assets is its ability to offer a reliable, low pressure, flexible, downstream system for the same or less cost than our competitors.  The East Texas system features natural gas pipelines with centralized receipt points connected to common suction or common discharge gathering pipelines (only system in the area designed this way).  This configuration provides a high degree of reliability and enables us to offer both low and high pressure service to our customers.  The system benefits from low fuel and operating costs because of its design, age and large, efficient, standardized compressor stations, allowing us to have the ability to charge less to our customers.  In addition, for a competitor to compete with our offering (to offer both low and high pressure service), they would have to incur a significant amount of costs and time (years) to convert to an efficient system that offers a similar service.  As a result, our customers are not likely to opt out of the renewals.

We believe that the uniqueness of the service we offer, and our experience with these customers, as well as historical renewal experience prior to our acquisition of the East Texas system, supports a twenty-year life for these contracts, even though the stated term of the contract may be shorter.

Note 13, Commitments and Contingencies, page 91

4.                                      Comment:  We note your response to prior comment seven in which you indicate that your insurance carrier has settled claims to date related to the pipeline leak, although your disclosures in your 10-Q for the fiscal quarter ended June 30, 2005, on page 39, indicate that claims related to the leak have been denied.  Please clarify and reconcile these statements which seem to conflict.  Demonstrate how it is appropriate to determine that your liability is remote when the insurance company has denied your claims.  We continue to believe that you will need to expand your disclosure in your Form 10-K to correspond with those of your Form 10-Q since those filings were made contemporaneously.  Finally, as previously requested, please expand your disclosures to indicate the likelihood of your loss exposure as probable, reasonably possible or remote, along with an estimate range of loss in the event you determine the likelihood to be reasonable possible.  Refer to SFAS 5.

Response:  There are two separate and different types of insurance coverage that apply to the pipeline failure and ensuing explosion and fire.  The first of these is coverage under our General Liability policies for third party property and personal injury claims. Under these policies(1), we believe we have adequate coverage for third party liability claims or property damage claims made in lawsuit complaints asserted against the Partnership.(2)

(1)                                  Our General Liability insurance consists of $1MM primary, 1st layer excess insurance of $35MM, and a second layer excess insurance of an additional $20MM.

(2)                                  These actions are captioned Ricky J. Conn, et al. v. MarkWest Hydrocarbon, Inc. et al., (Floyd Circuit Court, Commonwealth of Kentucky, Civil Action No. 05-CI-00137, filed February 2, 2005, as Removed to the U.S. District Court for the Eastern District of Kentucky, Pikeville Division, Civil Action No. 7: 5-CV-67-DLB, on February 24, 2005; Charles C. Reid, et al. v. MarkWest Hydrocarbon, Inc. et al., (Floyd Circuit Court, Commonwealth of Kentucky, Civil Action No. 05-CI-00156), filed February 8, 2005

We have already accrued and paid for any out-of-pocket expense related to the deductible under these policies and the insurance companies have been reimbursing us for defense costs related to the lawsuits filed by the third party claimants.  In addition, we have settled with several of the claimants for third-party property damage claims (damage to residences and personal property) related to this incident, in additional to reaching settlement for some of the personal injury claims related to the pipeline explosion and fire.  These settlements have been paid for or reimbursed to us under our General Liability insurance policies.  Consequently, we believe our financial loss exposure for third-party property damage and personal injury claims to be remote as any losses have been and will continue to be adequately provided for under our General Liability insurance policies.

The insurance coverage that was disclosed as having been denied was under our first party Business Interruption policies.  MarkWest had made claims against its Business Interruption insurance carriers for internal expenses and costs incurred for damage to, and loss of use of, the pipeline, equipment, products, the extra transportation costs incurred for transporting the liquids while the pipeline was out of service, the reduced volumes of liquids that could be processed, and the costs of complying with the OPS Corrective Action Order (hydraulic testing, repair/replacement and other pipeline integrity assurance measures). The internal business costs and expenses so incurred, and for which we have submitted claims under the business interruption policies, have been expensed as incurred and any potential recovery of these claims will be treated as “other income” if and when received.(3)  We have not provided for any type of receivables related to these claims because of the uncertainty as to whether we will ultimately recover the amounts claimed under the business interruption policies.  As a result, our loss exposure has been fully provided for and there is no loss exposure to calculate.

Unfortunately, the two separate insurance coverages arise out of the identical incident.  While the different claim types and applicable insurance were identified, in future filings we will endeavor to differentiate the two with more specificity.

(3)                                  MarkWest is seeking coverage and recovery of its business interruption costs incurred as a result of the 2004 pipeline incident, in an action captioned MarkWest Hydrocarbon, Inc., et al. v. Liberty Mutual Ins. Co., et al.  (District Court, Arapahoe County, Colorado, Case No. 05CV3953).

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Please direct any questions or comments regarding the foregoing to me at (303) 925-9223.

Sincerely,

/s/ James G. Ivey

James G. Ivey
Chief Financial Officer

Attachment 1

The information set forth on this attachment has been redacted pursuant to a request for confidential treatment under Securities and Exchange Commission Rule 83, 17 CFR 200.83.  The omitted information has been filed with the Securities and Exchange Commission together with such request for confidential treatment.